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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


RECD S.E.C.
JUL 14 2003
526

NAME OF BROKER-DEALER:
Trinity Church Finance Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29745 Annapolis Suite 201A
(No. and Street)

Westland (City) MI (State) 48186 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary L. Cox 734-722-1013 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Edward Richardson Jr., C.P.A.
(Name — if individual, state last, first, middle name)

15565 Northland Dr. Suite 508W (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Mary L. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Church Finance Corporation, as of 12/31/2002, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


OFFICIAL SEAL
ANDREA L HALYARD
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/14/0

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINITY CHURCH
FINANCE CORPORATION

NATIONAL ASSOCIATION
OF SECURITIES DEALERS, INC.
RECEIVED
MAR 27 2003
DISTRICT NO. 8

RECEIVED
MAR 20 2003

TABLE OF CONTENTS

EDWARD RICHARDSON, JR., C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

248/559-4514
(Fax) 248/559-0015

Independent Auditor's Report

Board of Directors
Trinity Church Finance Corporation
29745 Annapolis Suite 201A
Westland, MI. 48186

I have audited the accompanying balance sheets of Trinity Church Finance Corporation (a Michigan corporation) as of December 31, 2002 and 2001, and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Trinity Church Finance Corporation as of December 31, 2002 and 2001, and the results of its operations, cash flows, and changes in stockholders equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 7-22 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Edward Richardson Jr., CPA
15565 Northland Dr. Suite 508 West
Southfield, MI. 48075

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2002

ASSETS

CURRENT ASSETS		
Cash In Bank	$	13,725.00
Investments		10,653.00
Accounts Receivable		150.00
Total Current Assets		24,528.00
PROPERTY AND EQUIPMENT		
Equipment		12,494.00
Less: Accumulated Depreciation		(4,829.00)
Net Property and Equipment		7,665.00
TOTAL ASSETS	$	32,193.00

See Accountants' Audit Report

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

STOCKHOLDERS' EQUITY	
Capital Stock	2,689.00
Paid in Excess	36,489.00
Retained Earnings	(6,985.00)
Total Stockholders' Equity	32,193.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,193.00

See Accountants' Audit Report

Trinity Church Finance Corporation
INCOME STATEMENT

	12 Months Ended December 31, 2002
Sales	
Fee Income	$ 46,327.44
Less Returns & Allowances	0.00
Total Sales	46,327.44
Gross Profit	46,327.44
Operating Expenses	
Bank Service Charges	141.50
Dues and Subscriptions	400.00
Advertising	650.00
Registration	3,585.00
Membership	600.00
Seminar	569.00
Reimbursement	680.73
Telephone	3,020.98
AOL Service	598.83
Office Supplies	348.18
Office Expense	146.70
Payroll Expenses	23,900.00
Accounting Fees	3,865.00
Fidelity Bond	480.00
Depreciation Expense	335.00
Total Operating Expenses	39,320.92
Operating Income (Loss)	7,006.52
Other Income	
Interest Income	300.00
Other Income	394.48
Total Other Income (Loss)	694.48
Net Income (Loss)	$ 7,701.00

See Accountants' Audit Report

TRINITY CHURCH FINANCE CORPORATION
SCHEDULE OF STOKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2001	$ 2,689	$ 36,489	$ (14,686)	$ 24,492
Net Inccome of the year ended December 31, 2002	-	-	7,701	7,701
Balance at December 31, 2002	$ 2,689	$ 36,489	$ (6,985)	$ 32,193

See Accountants' Audit Report

Trinity Church Finance Corporation
STATEMENT OF RETAINED EARNINGS
For the 1 Month and 12 Months Ended December 31, 2002

	1 Month Ended December 31, 2002	12 Months Ended December 31, 2002
Beginning of Period	$ (3,242.86)	$ (14,686.00)
Plus: Net Income	$ (3,742.14)	$ 7,701.00
Less: Dividends Paid	0.00	0.00
RETAINED EARNINGS END OF PERIOD	$ (6,985.00)	$ (6,985.00)

See Accountants' Audit Report

Trinity Church Finance Corporation
STATEMENT OF CASH FLOWS
For the 1 Month and 12 Months Ended December 31, 2002

	For the Month Ended December 31, 2002	For the Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (3,742.14)	$ 7,701.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities	0.00	0.00
Total Adjustments	0.00	0.00
Net Cash Provided Bv (Used in) Operating Activities	(3,742.14)	7,701.00
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets	0.00	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00	0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock	0.00	0.00
Net Cash Provided Bv (Used In) Financing Activities	0.00	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,407.14)	7,701.00
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,935.14	16,492.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 24,528.00	$ 24,528.00

See Accountants' Audit Report

TRINITY CHURCH FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Trinity Church Finance Corporation is presented to assist in understanding the corporation's financial statements. The financial statements and notes are representations of the corporation's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Corporation provides securities underwriting services to churches that are financing a building program.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Depreciation

The corporation provides for depreciation based upon the acquisition cost and the estimated service lives of depreciable assets using the straight-line method.

NOTE B – NET CAPTIAL REQUIREMENTS

The corporation is subject to the Security and Exchanges Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Corporation was in compliance with both requirements.

SUPPLEMENTARY INFORMATION – FINANCIAL STATEMENTS

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2002 and 2001

ASSETS

		2002		2001
CURRENT ASSETS				
Cash In Bank	$	13,725.00	$	5,989.00
Investments		10,653.00		10,503.00
Accounts Receivable		150.00		0.00
Total Current Assets		24,528.00		16,492.00
PROPERTY AND EQUIPMENT				
Equipment		12,494.00		12,494.00
Less: Accumulated Depreciation		(4,829.00)		(4,494.00)
Net Property and Equipment		7,665.00		8,000.00
TOTAL ASSETS	$	32,193.00	$	24,492.00

See Accountants' Audit Report

Trinity Church Finance Corporation
BALANCE SHEET
As of December 31, 2002 and 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
LONG-TERM LIABILITIES		
STOCKHOLDERS' EQUITY		
Capital Stock	2,689.00	2,689.00
Paid in Excess	36,489.00	36,489.00
Retained Earnings	(6,985.00)	(14,994.00)
Total Stockholders' Equity	32,193.00	24,184.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,193.00	$ 24,184.00

See Accountants' Audit Report

Trinity Church Finance Corporation
INCOME STATEMENT

	12 Months Ended December 31, 2002	12 Months Ended December 31, 2001
Sales		
Fee Income	$ 46,327.44	$ 9,379.00
Less: Returns & Allowances	0.00	0.00
Total Sales	46,327.44	9,379.00
Gross Profit	46,327.44	9,379.00
Operating Expenses		
Bank Service Charges	141.50	196.00
Dues and Subscriptions	400.00	0.00
Advertising	650.00	0.00
Licenses	0.00	15.00
Registration	3,585.00	1,995.00
Membership	600.00	0.00
Seminar	569.00	0.00
Postage and Delivery	0.00	30.00
Reimbursement	680.73	0.00
Telephone	3,020.98	2,415.00
Travel and Entertainment	0.00	83.00
AOL Service	598.83	304.00
Office Supplies	348.18	278.00
Office Expense	146.70	0.00
Payroll Expenses	23,900.00	0.00
Accounting Fees	3,865.00	4,387.00
Fidelity Bond	480.00	0.00
Depreciation Expense	335.00	335.00
Total Operating Expenses	39,320.92	10,038.00
Operating Income	7,006.52	(659.00)
Other Income		
Interest Income	300.00	469.00
Other Income	394.48	344.00
Total Other Income	694.48	813.00
Net Income	$ 7,701.00	$ 154.00

See Accountants' Audit Report

Trinity Church Finance Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 7,701.00	$ 154.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities	0.00	0.00
Total Adjustments	0.00	0.00
Net Cash Provided Bv (Used in) Operating Activities	7,701.00	154.00
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets	0.00	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00	0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock	0.00	0.00
Net Cash Provided Bv (Used In) Financing Activities	0.00	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,701.00	154.00
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,492.00	16,492.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 24,528.00	$ 16,492.00

Trinity Church Finance Corporation
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2002		12 Months Ended December 31, 2001	
Beginning of Period	$	(14,686.00)	$	-14,686.00
Plus: Net Income	$	7,701.00	$	154.00
Less: Dividends Paid		0.00		0.00
RETAINED EARNINGS END OF PERIOD	$	(6,985.00)	$	-14,532.00

SUPPLEMENTARY INFORMATION – FOCUS REPORT